May 25, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attn:	Robert Arzonetti

Re:	Oportun Financial Corporation
Registration Statement on Form S-3
File No. 333-271594
Filed on May 3, 2023

Acceleration Request

	Requested Date:	May 25, 2023
	Requested Time:	9:00 a.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oportun Financial Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-271594) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Amanda Urquiza at (650) 849-3032.

Sincerely,

Oportun Financial Corporation

By:	/s/ Jonathan Coblentz
Jonathan Coblentz
Chief Financial Officer

cc:	Kathleen Layton
Pamela Lujan
Oportun Financial Corporation

Robert Day
Amanda Urquiza
Wilson Sonsini Goodrich & Rosati, P.C.